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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 31)(1)

Katy Industries, Inc. (Name of Issuer)
Common Stock, One Dollar ($1.00) par value (Title of Class of Securities)
486026107 (CUSIP Number)
Jonathan P. Johnson President CRL, Inc. 7505 Village Square Drive, Suite 200 Castle Rock, CO 80108 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 27, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 22 Pages

CUSIP No. 486026107	13D/A	Page 2 of 22 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Wallace E. Carroll, Jr.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power -0-
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 3,126,267
PERSON WITH
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,130,479

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,130,479

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 37.3%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 486026107	13D/A	Page 3 of 22 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Amelia M. Carroll

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power -0-
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 3,152,267
PERSON WITH
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,156,479

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,156,479

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 37.6%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 48602107	13D/A	Page 4 of 22 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Illinois

NUMBER OF SHARES	(7)	Sole Voting Power -0-
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 2,075,587
PERSON WITH
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 2,075,587

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,075,587

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 24.8%

(14)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 486026107	13D/A	Page 5 of 22 Pages

(1)	Names of Reporting Persons.
S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
F/B/O Wallace E. Carroll, Jr. and his descendants

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Illinois

NUMBER OF SHARES	(7)	Sole Voting Power -0-
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 2,676,436
PERSON WITH
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 2,676,436

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,676,436

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 32.0%

(14)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 486026107	13D/A	Page 6 of 22 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Illinois

NUMBER OF SHARES	(7)	Sole Voting Power -0-
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 11,881
PERSON WITH
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 11,881

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,881

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) Less than 1%

(14)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 486026107	13D/A	Page 7 of 22 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Illinois

NUMBER OF SHARES	(7)	Sole Voting Power -0-
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 180,661
PERSON WITH
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 180,661

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 180,661

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 2.2%

(14)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 486026107	13D/A	Page 8 of 22 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) CRL, Inc.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power -0-
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 2,073,436
PERSON WITH
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 2,073,436

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,436

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 24.8%

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 486026107	13D/A	Page 9 of 22 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) The Wallace Foundation

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Colorado

NUMBER OF SHARES	(7)	Sole Voting Power -0-
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 32,910
PERSON WITH
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 32,910

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,910

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) Less than 1%

(14)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 486026107	13D/A	Page 10 of 22 Pages

(1)	Names of Reporting Persons.
S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79
F/B/O the descendants of Wallace E. Carroll, Jr.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Illinois

NUMBER OF SHARES	(7)	Sole Voting Power -0-
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 6,760
PERSON WITH
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 6,760

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,760

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) Less than 1%

(14)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 11 of 22 Pages

AMENDMENT NO. 1
TO SCHEDULE 13D

        This amended statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Issuer"). This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

        This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr. ("Mr. Carroll"); Amelia M. Carroll ("Ms. Carroll"); The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants; The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "58 Trust"); The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants; The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants; CRL, Inc., a Delaware corporation ("CRL"); The Wallace Foundation; and the Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79 F/B/O the descendants of Wallace E. Carroll, Jr. (collectively, the "Reporting Persons") pursuant to a Schedule 13D Joint Filing Agreement dated as of May 15, 2002 filed as Exhibit F to Amendment No. 28 to this amended statement.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended as follows:

        The amended information regarding sole and shared beneficial ownership of the Shares of the Reporting Persons is incorporated by reference to the cover pages to this amended statement. Of the Shares reported as beneficially owned by Mr. Carroll and Ms. Carroll, 25,000 of such Shares are Shares which Mr. Carroll has the right to acquire within 60 days.

        On June 27, 2003, CRL entered into, effective as of February 15, 2003, a Second Amendment to Second Amended and Restated Credit Agreement (the "Amendment") with the The Northern Trust Company ("Northern Trust"), which amended the Second Amended and Restated Credit Agreement, effective as of August 31, 2001, which was previously filed as Exhibit A to Amendment No. 28 to this statement, as amended by a First Amendment to Second Amended and Restated Credit Agreement effective as of August 31, 2002, which was previously filed as Exhibit A to Amendment No. 30 to this statement (collectively as amended, the "Credit Agreement"). The Amendment extended the term of the Credit Agreement to August 30, 2003. Mr. Carroll ratified his prior guaranty and pledge agreement in favor of Northern Trust in connection with the Credit Agreement and consented to the Amendment by executing the Amendment. The 58 Trust ratified its prior pledge agreement in favor of Northern Trust in connection with the Credit Agreement and consented to the Amendment by executing the Amendment. In addition and in connection therewith, the 58 Trust entered into a Second Amendment to Trust Pledge Agreement, dated as of June 27, 2003 (the "Trust Amendment"), which amended the

Page 12 of 22 Pages

Pledge Agreement, dated as of February 28, 2001 in favor of Northern Trust, which was previously filed as Exhibit A to Amendment No. 27 to this statement, as amended by a First Amendment to Trust Pledge Agreement, effective as of August 31, 2002, which was previously filed as Exhibit D to Amendment No. 28 to this statement.

        The descriptions of the Amendment and the Trust Amendment are qualified in their entirety by the provisions of such agreements attached to this amended statement as exhibits.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Item 6 is hereby amended as follows:

        The descriptions of the Amendment and the Trust Amendment set forth in Item 5 above are incorporated herein by reference in their entirety.

Item 7. Material to be filed as Exhibits.

        Item 7 is hereby amended as follows:

        The following exhibits are attached hereto:

Exhibit A—Second Amendment to Second Amended and Restated Credit Agreement dated June 27, 2003, but effective as of February 15, 2003, between CRL and Northern Trust and consented to by Mr. Carroll and the 58 Trust.

Exhibit B—Second Amendment to Trust Pledge Agreement dated as of June 27, 2003 between the 58 Trust and Northern Trust.

* * * * *

Page 13 of 22 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2003

WALLACE E. CARROLL TRUST U/A Dated July 1, 1957 F/B/O Wallace E. Carroll, Jr. and his descendants
*
Wallace E. Carroll, Jr., Trustee
*
Amelia M. Carroll, Trustee
*
Philip E. Johnson, Trustee
WALLACE E. AND LELIA H. CARROLL TRUST U/A Dated May 1, 1958 F/B/O Wallace E. Carroll, Jr. and his descendants
*
Wallace E. Carroll, Jr., Trustee
*
Amelia M. Carroll, Trustee
*
Philip E. Johnson, Trustee
WALLACE E. CARROLL TRUST U/A Dated January 20, 1961 F/B/O Wallace E. Carroll, Jr. and his descendants
*
Wallace E. Carroll, Jr., Trustee
*
Amelia M. Carroll, Trustee
*
Philip E. Johnson, Trustee

Page 14 of 22 Pages
LELIA H. CARROLL TRUST U/A Dated July 12, 1962 F/B/O Wallace E. Carroll, Jr. and his descendants
*
Wallace E. Carroll, Jr., Trustee
*
Amelia M. Carroll, Trustee
*
Philip E. Johnson, Trustee
THE WALLACE FOUNDATION
*
Wallace E. Carroll, Jr., Trustee
*
Amelia M. Carroll, Trustee
SUBTRUSTS UNDER THE WALLACE E. CARROLL TRUST U/A Dated December 20, 1979 F/B/O the descendants of Wallace E. Carroll, Jr.
*
Wallace E. Carroll, Jr., Trustee
*
Amelia M. Carroll, Trustee
*
Philip E. Johnson, Trustee
*
WALLACE E. CARROLL, JR.
*
AMELIA M. CARROLL
CRL, INC.
/s/ JONATHAN P. JOHNSON Jonathan P. Johnson, President
*By:	/s/ JONATHAN P. JOHNSON Jonathan P. Johnson Attorney-in-fact

Exhibit A

SECOND AMENDMENT
TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

        This Second Amendment to Second Amended and Restated Credit Agreement (this "Amendment"), dated June 27, 2003, but effective as of February 15, 2003 (the "Effective Date"), is entered into between CRL, INC., a Delaware corporation (the "Borrower"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "Lender").

RECITALS:

        A. The Borrower and the Lender have entered into a Second Amended and Restated Credit Agreement dated as of August 31, 2001, as amended by a First Amendment thereto dated as of December 18, 2002 (as amended, the "Credit Agreement"; the terms defined in the Credit Agreement and not otherwise defined herein shall be used herein as defined in the Credit Agreement).

        B. The Term Loan made under the Credit Agreement was due and payable on February 15, 2003 and has not been paid in full.

        C. The Borrower and the Lender desire to amend the Credit Agreement in certain respects as set forth herein, including, without limitation, to extend the Termination Date with regard to the Term Loan.

        NOW, THEREFORE, the parties hereto agree as follows:

        1.    AMENDMENTS TO THE CREDIT AGREEMENT.

        1.1.  The definition of "Termination Date" appearing in Section 1.1 of the Credit Agreement is hereby amended as of the Effective Date by deleting the date "February 15, 2003" appearing therein and substituting the date "August 30, 2003" therefor.

        1.2.  Schedule 4.17 (Subsidiaries and Affiliates) to the Credit Agreement is hereby amended and restated as of the Effective Date into the form of Schedule 4.17 attached hereto and made a part hereof.

        2.    REPRESENTATIONS AND WARRANTIES.    To induce the Lender to enter into this Amendment, the Borrower represents and warrants that:

        2.1.  Authorization. The Borrower is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to perform its obligations under the Credit Agreement, as amended hereby.

        2.2.  No Conflicts. The execution and delivery of this Amendment and the performance by the Borrower of its obligations under the Credit Agreement, as amended hereby, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower.

        2.3.  Validity and Binding Effect. The Credit Agreement, as amended hereby, is the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

        3.    CONDITIONS PRECEDENT TO AMENDMENT.    The amendments in Section 1 hereof shall become effective upon satisfaction of each of the following conditions precedent:

        3.1.  Documentation. The Borrower shall have delivered to the Lender all of the following, each duly executed by the appropriate parties and dated the Effective Date or other date satisfactory to the Lender, in form and substance satisfactory to the Lender:

        (a)   Amendment. Counterparts of this Amendment.

        (b)   Resolutions. A copy, duly certified by the secretary or an assistant secretary of the Borrower, of (i) resolutions of the Borrower's Board of Directors authorizing or ratifying the execution and delivery of this Amendment, (ii) all documents evidencing other necessary corporate action, and (iii) all approvals or consents, if any, with respect to this Amendment.

        (c)   Incumbency Certificate. A certificate of the secretary or an assistant secretary of the Borrower certifying the names of the Borrower's officers authorized to sign this Amendment and all other documents or certificates to be delivered hereunder, together with the true signatures of such officers.

        (d)   [Reserved.]

        (e)   Certificate. A certificate of the president or chief financial officer of the Borrower as to the matters set out in Sections 3.2 and 3.3 hereof.

        (f)    Reaffirmation of Guaranty and Pledge Agreements. Wallace E. Carroll, Jr. and the authorized trustees on behalf of the Trust shall have ratified and confirmed, with respect to Wallace E. Carroll, Jr., the Guaranty and the Guarantor Pledge Agreement, and, with respect to the Trust, the Trust Pledge Agreement, and have consented to this Amendment, each by signing the signature page to this Amendment.

        (g)   Other. Such other documents as the Lender may reasonably request.

        3.2.  No Default. As of the closing date hereof, no Event of Default or Default under the Loan Documents shall have occurred and be continuing.

        3.3.  Representations and Warranties. As of the closing date hereof, the representations and warranties in Article IV of the Credit Agreement, as amended by this Amendment, in the Loan Documents and in Section 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Credit Agreement.

        4.    RELEASES OF CLAIMS.    In consideration of the Lender's extension of the Termination Date, the Borrower hereby irrevocably releases and forever discharges the Lender and its affiliates, subsidiaries, successors, assigns, directors, officers, employees, agents and attorneys (each a "Released Person") of and from all damages, loses, claims, demands, liabilities, obligations, actions and causes of action whatsoever which the Borrower may now have or claim to have against any Released Person on account of or in any way touching, concerning, arising out of or founded upon this Amendment, the Credit Agreement, as amended hereby, and the other Loan Documents, and the transactions contemplated hereby and thereby, whether presently known or unknown and of every nature and extent whatsoever arising before or through the date hereof.

        5.    GENERAL.

        5.1.  Expenses. The Borrower agrees to pay the Lender upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Lender), incurred by the Lender in connection with the preparation, negotiation and execution of this Amendment and any documents required to be furnished herewith or therewith.

        5.2.  Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

        5.3.  Successors. This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

        5.4.  Confirmation of the Credit Agreement and the other Loan Documents. The Credit Agreement, as amended hereby, and the other Loan Documents remain in full force and effect and are hereby ratified and confirmed in all respects.

        5.5.  References to the Credit Agreement. On the Effective Date, each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," or words of similar import and each reference in the other Loan Documents to the "Credit Agreement" shall, except where the context otherwise requires, be deemed to refer to the Credit Agreement, as amended hereby.

        5.6.  Counterparts. This Amendment may be executed in any number of counterparts, and any party hereto may execute one or more such counterparts, all of which shall constitute one and the same Amendment. Delivery of an executed counterpart of this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

(Signature Page To Follow)

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

CRL, INC.
By:

Title:

THE NORTHERN TRUST COMPANY
By:

Title:

For purposes of ratification of his Guaranty and Guarantor Pledge Agreement and consent to this Amendment:
Wallace E. Carroll, Jr.
For purposes of ratification of its Trust Pledge Agreement and consent to this Agreement:
WALLACE E. AND LELIA H. CARROLL TRUST U/A DATED MAY 1, 1958 FOR THE BENEFIT OF WALLACE E. CARROLL, JR.
By:
Wallace E. Carroll, Jr., as Co-Trustee
By:
Amelia M. Carroll, as Co-Trustee
By:
Philip E. Johnson, as Co-Trustee

Exhibit B

SECOND AMENDMENT
TO TRUST PLEDGE AGREEMENT

        This Second Amendment to Trust Pledge Agreement (this "Amendment"), dated as of June 27, 2003 (the "Effective Date"), is entered into between Wallace E. Carroll, Jr., Amelia M. Carroll and Philip E. Johnson, not individually but solely as trustees under Trust Agreement dated May 1, 1958, as amended from time to time and known as the Wallace E. and Lelia H. Carroll Trust for the benefit of Wallace E. Carroll, Jr. (the trustees in their capacities as trustees under the Trust and the Trust, each and collectively referred to herein as the "Debtor"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "Secured Party").

RECITALS:

        A. CRL, Inc., a Delaware corporation (the "Borrower") and the Secured Party have entered into a Second Amended and Restated Credit Agreement dated as of August 31, 2001, as amended by a First Amendment thereto dated as of December 18, 2002 and a Second Amendment thereto dated as of June 27, 2003 (as amended, the "Credit Agreement").

        B. In connection with the Credit Agreement, the Debtor has executed and delivered to the Secured Party a certain Pledge Agreement, dated as of February 28, 2001, as amended by a First Amendment thereto dated as of August 31, 2001 (as amended, the "Trust Pledge Agreement"; the terms defined in the Trust Pledge Agreement and not otherwise defined herein shall be used herein as defined in the Trust Pledge Agreement).

        C. The Debtor and the Secured Party desire to amend the Trust Pledge Agreement in certain respects as set forth herein.

        NOW, THEREFORE, the parties hereto agree as follows:

        1.    AMENDMENT TO THE TRUST PLEDGE AGREEMENT.    Clause (ii) of Section 20(b) of the Trust Pledge Agreement is hereby amended and restated as of the Effective Date to read as follows:

  "(ii) As of April 18, 2003, the Related Persons are the legal, equitable and beneficial owners of 2,378,067 shares of the common stock ("Related Persons' Shares") of the Issuer. The Related Persons' Shares comprises approximately 28.4% of all outstanding shares of common stock of the Issuer as of April 18, 2003 (and constitutes approximately 11.9% as of April 18, 2003, assuming the conversion of 700,000 shares of convertible preferred stock, par value $100.00 per share, of the Issuer into 11,666,000 shares of common stock of the Issuer as contemplated by the Stock Voting Agreement)."

        2.    REPRESENTATIONS AND WARRANTIES.    To induce the Secured Party to enter into this Amendment, the Debtor represents and warrants that:

        2.1.          Authorization. The Debtor is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to perform its obligations under the Trust Pledge Agreement, as amended hereby.

        2.2.          No Conflicts. The execution and delivery of this Amendment and the performance by the Debtor of its obligations under the Trust Pledge Agreement, as amended hereby, do not and will not conflict with any provision of law or the Trust Agreement or of any agreement binding upon the Debtor with the exception of the Stock Voting Agreement, as limited by the Letter Agreement.

        2.3.          Validity and Binding Effect. The Trust Pledge Agreement, as amended hereby, is the legal, valid and binding obligation of the Debtor, enforceable against the Debtor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

        3.    CONDITIONS PRECEDENT TO AMENDMENT.    This Amendment shall become effective as of the Effective Date upon satisfaction of each of the following conditions precedent:

        3.1.          Documentation. The Debtor shall have delivered to the Secured Party all of the following, each duly executed by the appropriate parties and dated the date of the Effective Date or other date satisfactory to the Secured Party, in form and substance reasonably satisfactory to the Secured Party:

        (a)           Amendment. Fully executed counterparts of this Amendment.

        (b)           Amendments to Trust Agreement. Copies of any and all amendments, modifications and other changes to the Trust Agreement since last delivered to the Secured Party on February 28, 2001.

        (c)           Other. Such other documents as the Secured Party may reasonably request.

        3.2.          No Default. As of the closing date, no Event of Default or Default under the Loan Documents or any event that would accelerate the payment of the Liabilities (as defined in the Trust Pledge Agreement) under the Trust Pledge Agreement shall have occurred and be continuing.

        3.3.          Representations and Warranties. As of the closing date, the representations and warranties in the Credit Agreement, in the Loan Documents, as amended by this Amendment, and in Section 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Credit Agreement, the Loan Documents or the Trust Pledge Agreement.

        4.             RELEASES OF CLAIMS. The Debtor hereby irrevocably releases and forever discharges the Secured Party and its affiliates, subsidiaries, successors, assigns, directors, officers, employees, agents and attorneys (each a "Released Person") of and from all damages, loses, claims, demands, liabilities, obligations, actions and causes of action whatsoever which the Debtor may now have or claim to have against any Released Person on account of or in any way touching, concerning, arising out of or founded upon this Amendment, the Trust Pledge Agreement, as amended hereby, the Credit Agreement and the other Loan Documents, and the transactions contemplated hereby and thereby, whether presently known or unknown and of every nature and extent whatsoever arising before or through the date hereof.

        5.    GENERAL.

        5.1.          Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

        5.2.          Successors. This Amendment shall be binding upon the Debtor and the Secured Party and their respective successors and assigns, and shall inure to the benefit of the Debtor and the Secured Party and the successors and assigns of the Secured Party.

        5.3.          Confirmation of the Trust Pledge Agreement. The Trust Pledge Agreement, as amended hereby, remains in full force and effect and is hereby ratified and confirmed in all respects. By execution of this Amendment, the Debtor acknowledges and agrees that all Liabilities under the Trust Pledge Agreement include all Obligations now existing and hereafter arising under the Credit Agreement and the other Loan Documents.

        5.4.          References to the Trust Pledge Agreement. On the Effective Date, each reference in the Trust Pledge Agreement to "this Agreement", or "herein" and each reference in the Credit Agreement and the other Loan Documents to the "Trust Pledge Agreement" or like references shall be deemed to refer to the Trust Pledge Agreement, as amended hereby.

        5.5.          Counterparts. This Amendment may be executed in any number of counterparts, and any party hereto may execute one or more such counterparts, all of which shall constitute one and the same Amendment. Delivery of an executed counterpart of this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

(Signature Page Follows)

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed at Chicago, Illinois as of the date first written above.

WALLACE E. AND LELIA H. CARROLL TRUST U/A DATED MAY 1, 1958 FOR THE BENEFIT OF WALLACE E. CARROLL, JR.
By:
Wallace E. Carroll, Jr., as Co-Trustee
By:
Amelia M. Carroll, as Co-Trustee
By:
Philip E. Johnson, as Co-Trustee
THE NORTHERN TRUST COMPANY
By:

Title

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  Exhibit A
  Exhibit B